As Filed With The Securities And Exchange Commission on April 30, 2000.

File Nos. 2-83299 and 811-3720

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Form N-1A

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933   **(X)**

Pre-Effective Amendment No. __   **( )**

Post-Effective Amendment No. 19   **(X)**

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940   **(X)**

Amendment No. 20   **(X)**

Fund for Tax-Free Investors, Inc.

(Exact Name of Registrant as Specified in Charter)

4922 Fairmont Avenue, Bethesda, Maryland 20814

(Address of Principal Executive Offices) (Zip Code)

(301) 657-1500

(Registrant's Telephone Number, Including Area Code)

Richard H. Kirk, Esq.
Friedman, Billings, Ramsey Group, Inc.
1001 Nineteenth Street, North
Arlington, Virginia 22209

(Name and Address of Agent for Service of Process)

Approximate Date of Commencement of the Proposed Public Offering of the Securities:

It is proposed that this filing will become effective (check appropriate box):

___   **immediately upon filing pursuant to paragraph (b) of rule 485.**
 X   **on May 1, 2001 pursuant to paragraph (b) (1) (v) of rule 485.**
___   **60 days after filing pursuant to paragraph (a) (1) of rule 485.**
___   **on (date) pursuant to paragraph (a) (1) of rule 485.**
___   **75 days after filing pursuant to paragraph (a) (2) of rule 485.**
___   **on (date) pursuant to paragraph (a) (2) of rule 485.**

FUND for TAX-FREE INVESTORS, INC.

Rushmore Tax-Free Money Market Portfolio

Prospectus
May 1, 2001

As with all mutual funds, the Securities and Exchange Commission has not judged whether this Fund is a good investment or whether the information in this prospectus is adequate or accurate. Anyone who indicates otherwise is committing a Federal crime.

TABLE of CONTENTS

Page

RISK and RETURN SUMMARY
Investments, Risks, and Performance

The following discussion is an overview of the investment objectives, principal investment strategies and related risks of the fund offered in this prospectus. More information on the investment objectives, principal investment strategies and related risks of the fund appears later in this prospectus under the heading "Investment Objectives, Principal Investment Strategies and Related Risks."

Fund Investment Objective

Consistent with preservation of capital, the Rushmore Tax-Free Money Market Portfolio (the "Fund") seeks to provide investors with current income derived from investments made principally in short-term municipal securities exempt from federal income tax, including the Alternative Minimum Tax ("AMT")

Principal Fund Investment Strategy

In attempting to achieve this objective, the Fund invests in short-term high quality, tax-exempt municipal securities selected on the basis of liquidity and safety of principal. The Fund's portfolio is managed to meet regulatory requirements that permit the Fund to maintain a stable net asset value ("NAV") of $1.00 per share.

Principal Risks of Investing in the Fund

While money market funds are designed to be relatively low risk investments, they are not entirely free of risk. Although the Fund seeks to preserve the value of your investment at $1.00 per share, it is possible that the NAV may decline below $1.00 per share and thus you could lose money by investing in the Fund. Because the Fund invests in municipal money market securities, the Fund's performance may be affected by state and local economic conditions and political developments, credit downgrades of Fund investments, as well as the ability of issuers to meet their obligations. Moreover, as debt securities, municipal money market securities are affected by changing interest rates. An investment in the Fund is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Risk/Return Bar Chart and Tables

The chart and table below shows the annual calendar-year returns and the performance of the Fund for each of the last ten years. The Fund commenced operations on September 9, 1983, and has a fiscal year-end of December 31. The information in the chart and the table provides some indication of the risks of investing in the Fund by showing changes in Fund performance from year to year.

The chart and the table below assume the reinvestment of dividends and distributions. Please keep in mind that how the Fund has performed in the past does not necessarily indicate how the Fund will perform in the future.



Best Quarter: 1.10%   1sr Qtr of 1991   Worst Quarter: 0.38%   1st Qtr of 1994

The Fund's year-to-date total return as of March 31, 2001 was 0.74%.

Performance Table
Average Annual Total Returns
(for Periods Ended December 31, 2000)

One Year	3.12%
Five Years	2.80%
Ten Years	2.70%

Yields
(as of December 31, 2000)

7-Day	3.42%
7-Day Effective	3.48%
7-Day Effective Tax-Equivalent*	5.76%

*Assuming a 39.6% tax bracket.

For current yield information please call 1-800-622-1386.

FEES and EXPENSES

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. The following expenses are deducted from Fund assets.

Annual Fund Operating Expenses

Management Fees	0.50%
Other Expenses	0.25%
Total Annual Fund Operating Expenses	0.75%

If your monthly account balance averages less than $500 you may be charged a $5 fee.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the Fund for the time periods indicated below and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year, that all dividends are reinvested, and that the Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 year	3 years	5 years	10 years
$ 77	$ 240	$ 417	$ 930

INVESTMENT OBJECTIVES, PRINCIPAL INVESTMENT STRATEGIES, and RELATED RISKS

Fund Investment Objective
Consistent with preservation of capital, the Fund seeks to provide investors with current income derived from investments made principally in short-term municipal securities exempt from federal income tax, including the AMT.

Principal Investment Strategies
In attempting to achieve its objective, the Fund will invest at least 80% of the value of its net assets in short-term, tax-exempt municipal obligations which, at the time of purchase, are rated within the top two grades assigned by Moody's Investors Service, Inc. or Standard & Poor's Corporation. The Fund may also purchase, without limitation, unrated municipal securities if, in the opinion of Money Management Associates, L.P. (the "Adviser"), they are of an investment quality comparable to that of rated securities eligible for purchase by the Fund. The Fund's portfolio is managed to meet regulatory requirements that permit the Fund to maintain a stable NAV of $1.00 per share. These include requirements relating to the credit quality, maturity, and diversification of the Fund's investments. For example, to be an eligible investment for the Fund, a security must have a remaining maturity of 397 calendar days or less. The Fund must also maintain a dollar-weighted average portfolio maturity of 90 days or less.

The Fund may also purchase new issues of municipal securities on a "when issued" basis; that is, at the time of the purchase commitment, both the interest and principal amount are fixed and payment and delivery of the securities normally occurs in 15 to 45 days. The Fund intends to enter into purchase orders for "when-issued" securities with the intention of actually taking delivery of such securities, but it may sell "when-issued" securities prior to delivery if it is deemed advisable as a matter of investment strategy. During the period between the purchase commitment of a "when issued" security and actual delivery, no interest accrues to the purchaser and the market value of the security may fluctuate (although the Fund intends to take immediate delivery of these securities upon purchase). The Fund does not intend to invest more than 25% of its net assets in these securities.

Although it is the intention of the Fund to invest all of its assets in municipal securities, market conditions may arise that limit the availability of such obligations. During such periods, the Fund may invest up to 20% of its assets in short-term, taxable obligations of the United States government, federal agencies and government-sponsored enterprises, or in repurchase agreements secured by such securities. The Fund will invest in taxable securities only as a temporary measure, either because of their liquidity or because of the unavailability of short-term, tax-exempt securities meeting the quality characteristics specified above. Income from such securities may be taxable for federal and/or state income tax purposes. Additionally, the Fund may invest up to 20% of its net assets in securities that are subject to the alternative minimum tax.

The Fund may also purchase certain tax-exempt municipal obligations that have a variable rate of interest. Such obligations bear interest at rates which vary with changes in specific market rates or indices, such as the bank prime rate. These securities will be permitted for inclusion in the Fund's portfolio even though they may have a maturity which is greater than one year. Investment in these securities will be made only if a secondary market for them exists or if the Fund may redeem them on demand within seven days.

Risks of Investing in the Fund
Because the Fund invests in municipal money market securities, the Fund's performance may be affected by state and local economic conditions and political developments, as well as the ability of issuers to meet their obligations. In addition, the Fund's yield will fluctuate daily in response to changes in interest rates and as investments in the Fund's portfolio mature and are replaced with new investments bearing current interest rates.

Like the values of other debt instruments, the market values of money market instruments are affected by changes in interest rates. When interest rates rise, the market values of money market instruments decline; when interest rates decline, the market value of money market instruments increase. The price volatility of money market instruments also depends on their maturities and durations. Generally, the shorter the maturity and duration of a money market instrument, the lesser its sensitivity to interest rates.

A money market instrument's credit quality depends upon the issuer's ability to pay interest on the security and, ultimately, to repay the principal. The lower the rating by one of the independent bond-rating agencies (for example Moody's Investors

Service, Inc. or Standard & Poor's Ratings Group), the greater the chance (in the rating agency's opinion) the security's issuer will default, or fail to meet its repayment obligations. Direct U.S. Treasury obligations (securities backed by the U.S. government) carry the highest credit ratings. All things being equal, money market instruments with greater credit risk offer higher yields. The amount of information about the financial condition of issuers of tax exempt debt is generally not as extensive as that which is made available by issuers of taxable debt.

Although the Fund invests in variable rate securities that entitle the Fund to demand repayment in full (thus reducing credit risk), the demand feature is not always unconditional and may make the securities more difficult to sell quickly or without loss.

SHAREHOLDER INFORMATION

How to Invest In The Fund

Facts To Know Before You Invest:
- The minimum initial investment is $2,500.
- There are no minimum amounts for subsequent investments.
- There are no sales charges.
- The Fund reserves the right to reject any purchase order.
- All shares are electronically recorded; the Fund will not issue certificates.
- A $10 fee may be charged for items returned for insufficient or uncollectible funds.
- The securities market, in which the Fund buys and sells its securities, usually requires settlement in Federal funds for all transactions. Payments received by bank wire will begin earning dividends the same day provided the order was received prior to 12 Noon, Eastern time. Payment for the purchase of Fund shares received after 12 Noon, Eastern time will begin earning dividends the following business day.

Purchasing Shares:

By Mail
Complete an application and make a check payable to "Rushmore Tax-Free Money Market Portfolio" Send your completed and signed application and check drawn on a U.S. bank to:

> FBR National Bank & Trust
> 4922 Fairmont Avenue
> Bethesda, Maryland 208l4

By Bank Wire
Speak to the branch manager of your bank. Request a transfer of Federal funds to FBR National Bank & Trust ("FBR National"), instructing the bank to wire transfer the money before 12:00 Noon, Eastern time to:

> FBR National Bank & Trust
> Bethesda, Maryland
> Routing # 0550-71084

Specify the Fund name, your account number (if assigned), and the name(s) in which the account is registered.

After instructing your bank to transfer Federal funds, you must telephone Shareholder Services at (800) 622-1386 or (301) 657-1510 between 8:30 A.M. and 4:30 P.M., Eastern time and tell us the amount you transferred and the name of the bank sending the transfer. Your bank may charge a fee for its services. Remember that it is important to complete the wire transfer before 12:00 Noon Eastern time to begin earning dividends on the day of the purchase.

Through Brokers
You may invest in the Fund by purchasing shares through registered broker-dealers, banks or other financial institutions that purchase securities for their customers. Please note that such third parties may charge a fee for their services.

How To Redeem Your Investment

Redeeming Shares:

By Telephone

Contact Shareholder Services at **1-800-622-1386**
between the hours of 8:30 A.M. and 4:30 P.M., Eastern time

For your protection, we will take measures to verify your identity by requiring verification of the Tax Identification Number on the account prior to acting on telephone instructions and may also record telephone transactions. A written confirmation will be mailed to you within five business days after your redemption. Please note that we may terminate or modify telephone redemption privileges upon 60 days notice.

By Mail or Fax

Mail your instructions for redemption to:	**Fax** your instructions for redemption to:
FBR National Bank & Trust	(301) 657-1520
4922 Fairmont Avenue	Attn: Shareholder Services
Bethesda, MD 20814	
Attn: Shareholder Services	

Include the following information in your redemption request:
• the name of the Fund and account number you are redeeming from;
• your name(s) and address as it appears on your account;
• the dollar amount or number of shares you wish to redeem;
• your signature(s) as it appears on your account; and
• a daytime telephone number.

Check Writing Privileges

You may also elect to redeem shares by draft check (minimum check - $250) made payable to the order of any person or institution. Upon the Fund's receipt of a completed signature card, you will be supplied with draft checks that are drawn on your Fund account and are paid through FBR National. Please note that you may not close your account by draft check.

The Fund reserves the right to change or suspend the checking service and to charge for the reorder of draft checks. These draft checks cannot be certified, nor can these checks be negotiated for cash at .FBR National. There will be a $10 charge for each stop payment request on draft checks. Investors using draft checks will be subject to the same rules and regulations that FBR National applies to checking accounts..

Additional Information You Should Know When You Redeem:

• You may receive redemption proceeds by bank wire, check, or through the Automated Clearing House System (ACH). For redemptions by bank wire, we will, upon instruction, wire transfer the amount specified to your commercial bank or brokerage account specified in your account application. For bank wire redemptions less than $5,000, a $10 wire fee will be assessed.

• If you request payment of redemptions to a third party or to a commercial bank not specified on your original account application, the request must be in writing and your signature must be guaranteed by an eligible institution (eligible institutions generally include banking institutions, securities exchanges, associations, agencies or broker/dealers, and "STAMP" program participants).

• Redemption checks will normally be issued within one business day, and must be issued within seven days. However, withdrawal requests on investments that have been made by check may be delayed up to ten calendar days following the investment or until the check clears, whichever occurs first. This delay is necessary to assure us that investments made by check are good funds. You will receive redemption proceeds promptly upon confirmation of receipt of good funds.

- If your monthly account balance averages less than $500 you may be charged a $5 fee. The fee will not be imposed on accounts established under the Uniform Gifts or Transfers to Minors Acts. Additionally, we reserve the right to involuntarily redeem accounts which fall below $500 after providing 60 days written notice.

- The right of redemption may be suspended, or the date of payment postponed during the following periods: (a) periods during which the New York Stock Exchange (NYSE) is closed (other than customary weekend or holiday closings); (b) periods when trading on the NYSE is restricted, or an emergency exists, as determined by the Securities and Exchange Commission, so that disposal of the Fund's investments or determination of net asset value is not reasonably practicable; or (c) for such other periods as the Commission, by order, may permit for protection of the Fund's investors.

FUND MANAGEMENT

Investment Adviser

Money Management Associates, L.P., 1001 Nineteenth Street North, Arlington, Virginia 22209, serves as the Fund's investment adviser. Established in 1974, the Adviser is registered with the Securities and Exchange Commission as an investment adviser and has served as the Fund's adviser since the Fund commenced operations on September 9, 1983.

Subject to the general supervision of the Fund's Board of Directors, the Adviser manages the investment and reinvestment of the assets of the Fund and is responsible for the overall management of the Fund's business affairs. An Adviser Group makes investment decisions, and therefore no one person is primarily responsible for making such decisions.

On April 1, 2001, the Adviser became a subsidiary of Friedman, Billings, Ramsey Group, Inc., a financial services holding company. The Adviser (who manages six no-load mutual funds) and its asset management affiliates, manage approximately $1.8 billion for numerous clients including individuals, banks and thrift institutions, investment companies, pension and profit sharing plans and trusts, estates and charitable organizations, and private partnerships.

Pursuant to an agreement between the Adviser and the Fund, for the advisory services performed the Adviser received 0.50% of the average net assets of the Fund for the fiscal year ended December 31, 2000.

ADDITIONAL INFORMATION ABOUT THE FUND

Exchanging Fund Shares

You may exchange shares of the Fund for shares of any of the following Rushmore Funds: Fund for Government Investors, American Gas Index Fund, U.S. Government Bond Portfolio, Maryland Tax-Free Portfolio, or the Virginia Tax-Free Portfolio. The fund you are exchanging into must be available for sale in your state and the registration for both accounts must be identical. You should obtain a current prospectus for the fund into which you wish to exchange by calling 1-800-622-1386. Exchanges will be effected at the respective net asset values of the Funds involved as next determined after receipt of the exchange request. The Fund may change or cancel its exchange policy at any time.

Pricing of Fund Shares

The price of a fund's shares on any given day is its net asset value per share. This figure is computed by dividing the total amortized value (which approximates market value) of the Fund's investments and other assets, less any liabilities, by the number of fund shares outstanding. The net asset value per share of the Fund is determined as of 12:00 Noon Eastern time on days when the New York Stock Exchange and the custodian bank are open for business.

The value of the Fund's portfolio of securities is determined on the basis of fair value as determined in good faith by the Fund's Directors. In determining fair value, the Fund uses the amortized cost method of valuing the securities in its portfolio, which involves valuing a security at its cost adjusted by a constant amortization to maturity of any discount or premium, regardless of the impact of fluctuating interest rates on the market value of the instrument. The purpose of this method of calculation is to facilitate the maintenance of a constant Fund net asset value per share of $1.00. Since the Fund commenced operations in 1983, it has had a constant net asset value of $1.00; however, there is no assurance the $1.00 net asset value will be maintained.

Dividends and Distributions

Dividends of the Fund are declared each day the Fund is open for business and paid monthly. Dividends of the Fund will automatically be reinvested in additional shares (including fractional shares where necessary) unless you elect to receive the dividends in cash. Dividends paid in cash to those investors so electing will be mailed on the second business day of the following month. Account statements showing dividends paid will be mailed to shareholders monthly.

Dividends reflect daily net income, which generally consists of accrued interest and accretion of discount less amortization of premium and expenses of the Fund. The Fund does not expect to have capital gain distributions.

"Undeliverable" or "Uncashed" Dividend Checks

If you elect to receive dividends and distributions in cash and the payment (1) is returned and marked as "undeliverable" or (2) remains uncashed for six months, your cash election will be changed automatically and future dividends will be reinvested in the Fund at the per share net asset value determined as of the date of payment (normally $1.00). In addition, any undeliverable checks or checks that remain uncashed for six months will be canceled and then reinvested in the Fund at the per share net asset value determined as of the date of cancellation (normally $1.00).

Tax Consequences of Investing

Taxability of Distributions

As long as the Fund meets the requirements for being a tax-qualified regulated investment company, which the Fund intends to do, the Fund pays no federal income tax on the earnings distributed to shareholders. The Fund may make distributions to you that are exempt from federal income tax ("exempt-interest dividends"). However, exempt interest dividends will not necessarily be exempt from state and local income taxes. Distributions by the Fund of interest income from taxable obligations, if any, and net short-term capital gains are taxable to you as ordinary income. You are taxed in the same manner whether you receive your dividends in cash or reinvest them in additional Fund shares. As always, we encourage you to verify your tax liability with your tax professional.

Taxability of Transactions

Any time you sell or exchange shares of the Fund, it is considered a taxable event for you. For example, if you exchange shares of the Fund for shares of another Rushmore fund, the transaction would be treated as a sale. Consequently, any gain resulting from the transaction would be subject to federal income tax. If the Fund maintains a stable share price of $1.00, your sale or exchange of Fund shares will not result in recognition of any taxable gain or loss.

Shareholders are required by law to certify that their tax identification number is correct and that they are not subject to back-up withholding. In the absence of this certification, the Fund is required to withhold taxes at the rate of 31% on dividends, capital gain distributions, and redemptions. Shareholders who are non-resident aliens may be subject to a withholding tax on dividends earned.

FINANCIAL HIGHLIGHTS

The following financial highlights table is intended to help you understand the Fund's financial performance for the past 5 years. Certain information reflects financial results for a single Fund share. The total returns in the table represent the rate that you would have earned (or lost) on an investment in the Fund (assuming reinvestment of all dividends and distributions). This information has been audited by Deloitte & Touche LLP, whose report, along with the Fund's financial statements, is included in the annual report, which is available upon request.

	For The Years Ended December 31,				
	2000	1999	1998	1997	1996
Per Share Operating Performance:					
Net Asset Value, Beginning of Year	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Income from Investment Operations:					
Net Investment Income	0.03	0.02	0.03	0.03	0.03
Distributions to Shareholders:					
Dividends (from net investment income)	(0.03)	(0.02)	(0.03)	(0.03)	(0.03)
Net Increase in Net Asset Value	0.00	0.00	0.00	0.00	0.00
Net Asset Value, End of Year	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Total Investment Return	3.12%	2.50%	2.73%	2.93%	2.69%
Ratios and Supplemental Data:					
Net Assets at End of Year (in thousands)	$19,599	$17,475	$19,783	$19,177	$18,890
Ratio of Expenses to Average Net Assets	0.75%	0.75%	0.75%	0.75%	0.75%
Ratio of Net Income to Average Net Assets	3.07%	2.47%	2.70%	2.89%	2.67%

In addition to this prospectus, the following information is available to assist you in making an investment decision:

Information Available Upon Request (without charge)	**Description**
Statement of Additional Information	A document that includes additional information about the Fund. The information presented in the Statement of Additional Information is incorporated by reference into this Prospectus.
Annual and Semiannual Reports	Reports that contain information about the Fund's investments. The reports also discuss the market conditions and investment strategies that significantly affected the Fund's performance during its last fiscal year.

There are a variety of ways to receive the above information and make other inquiries of the Fund. You may contact the Fund directly by telephone at 1-800-622-1386, visit our internet site at http://www.rushmorefunds.com, or you may send a written request to the Fund's offices at 4922 Fairmont Avenue, Bethesda, Maryland 20814. Additional information about the Fund can also be reviewed and copied at the Securities and Exchange Commission's Public Reference Room in Washington D.C. (for hours of operation please call the Commission at 1-800-SEC-0330). You may also obtain copies of the information by visiting the Commission's internet site at http://www.sec.gov, or, upon payment of a duplicating fee, by writing the Public Reference Section of the Commission at 450 Fifth Street, N.W. Washington, D.C. 20549.

Fund for Tax-Free Investors, Inc. Investment Company Act File No. 811-3720

FUND for TAX-FREE INVESTORS, INC.

Rushmore Maryland Tax-Free Portfolio
Rushmore Virginia Tax-Free Portfolio

Prospectus

May 1, 2001

As with all mutual funds, the Securities and Exchange Commission has not judged whether this Fund is a good investment or whether the information in this prospectus is adequate or accurate. Anyone who indicates otherwise is committing a Federal crime.

TABLE of CONTENTS

RISK and RETURN SUMMARY
Investments, Risks, and Performance

The following discussion is an overview of the investment objectives, principal investment strategies and related risks of the funds offered in this prospectus. More information on the investment objectives, principal investment strategies and related risks of the funds appears later in this prospectus under the heading "Investment Objectives, Principal Investment Strategies and Related Risks."

Maryland Tax-Free Portfolio

Fund Investment Objective
The Rushmore Maryland Tax-Free Portfolio ("Maryland Portfolio") seeks to provide investors with income derived from investments exempt from federal and Maryland state and local income taxes, including the individual Alternative Minimum Tax ("AMT").

Principal Fund Investment Strategy
In attempting to achieve this objective, the Maryland Portfolio invests principally in long-term, investment grade tax-exempt securities issued by the State of Maryland, its political subdivisions and other issuers exempt from federal income tax and Maryland state income tax. The Maryland Portfolio generally invests in municipal bonds that are rated A or better by Moody's Investors Services, Inc. ("Moody's") and Standard & Poor's Ratings Group ("S&P").

Principal Risks of Investing in the Fund
Because the Maryland Portfolio is non-diversified, investing solely in securities issued by the State of Maryland and its political subdivisions, the Maryland Portfolio's performance may be affected by Maryland state and local economic conditions and political developments, as well as the ability of issuers to meet their obligations. Moreover, because the Maryland Portfolio invests in debt securities, which fluctuate with changes in interest rates, the Maryland Portfolio is affected by changing interest rates. When interest rates rise, bonds tend to decline in value, and when interest rates fall, bonds tend to increase in price. During a period of falling interest rates, it is likely that debt securities will be prepaid, or "called", prior to maturity, requiring the proceeds to be invested at a generally lower interest rate. Longer maturity bonds generally suffer greater declines than those with shorter maturities. An investment in the Maryland Portfolio is also subject to credit risk. This is the risk that the issuer of the bonds may not be able to pay interest or principal when due. The market prices of bonds are affected by the credit quality of their issuers.

Virginia Tax-Free Portfolio

Fund Investment Objective
The Rushmore Virginia Tax-Free Portfolio ("Virginia Portfolio") seeks to provide investors with income derived from investments exempt from federal and Virginia state and local income taxes, including the individual AMT.

Principal Fund Investment Strategy
In attempting to achieve this objective, the Virginia Portfolio invests principally in long-term, investment grade tax-exempt securities issued by the Commonwealth of Virginia, its political subdivisions and other issuers exempt from federal income tax and Virginia state income tax. The Virginia Portfolio generally invests in municipal bonds that are rated A or better by Moody's and S&P.

Principal Risks of Investing in the Fund
Because the Virginia Portfolio is non-diversified, investing solely in securities issued by the Commonwealth of Virginia and its political subdivisions, the Virginia Portfolio's performance may be affected by Virginia state and local economic conditions and political developments, as well as the ability of issuers to meet their obligations. Moreover, because the Virginia Portfolio invests in debt securities, which fluctuate with changes in interest rates, the Maryland Portfolio is affected by changing interest rates. When interest rates rise, bonds tend to decline in value, and when interest rates fall, bonds tend to increase in price. During a period of falling interest rates, it is likely that debt securities will be prepaid, or "called", prior to maturity, requiring the proceeds to be invested at a generally lower interest rate. Longer maturity bonds generally suffer greater declines than those with shorter maturities. An investment in the Virginia Portfolio is also

subject to credit risk. This is the risk that the issuer of the bonds may not be able to pay interest or principal when due. The market prices of bonds are affected by the credit quality of their issuers.

Loss of principal is a risk of investing in the Maryland and Virginia Portfolios (collectively, "Funds").

Risk/Return Bar Chart and Table
The chart and table below shows the annual calendar-year returns and the performance of the Funds for the ten-year period ended December 31, 2000. The Funds commenced operations on September 9, 1983, and have a fiscal year-end of December 31. The information in the chart and the table provides some indication of the risks of investing in the Funds by showing changes in the Funds' performance from year to year.

The chart and the table below assume the reinvestment of dividends and distributions. Please keep in mind that how the Funds have performed in the past does not necessarily indicate how the Funds will perform in the future.

Annual Total Return Chart



Maryland Tax-Free Portfolio   *Best Quarter: 5.86%   1st Qtr of 1995   Worst Quarter: (5.11)% 1st Qtr of 1994*
                                 The Fund's year-to-date total return as of March 31, 2001 was 1.83%.

Virginia Tax-Free Portfolio   *Best Quarter: 5.85%   1st Qtr of 1995   Worst Quarter: (4.71)% 1st Qtr of 1994*
                                 The Fund's year-to-date total return as of March 31, 2001 was 1.72%.

Performance Table
Average Annual Total Returns
(for Periods Ended December 31, 2000)

	Maryland Tax-Free Portfolio	Virginia Tax-Free Portfolio	Lehman Brothers Municipal Bond Index
One Year	8.64%	11.15%	11.68%
Five Years	4.73%	4.75%	5.84%
Ten Years	6.15%	6.30%	7.32%

FEES and EXPENSES

This tables describes the fees and expenses that you may pay if you buy and hold shares of the Funds. The following expenses are deducted from Fund assets.

	Maryland Portfolio	Virginia Portfolio
Annual Fund Operating Expenses		
Management Fees	0.625%	0.625%
Other Expenses	0.300%	0.300%
Total Annual Fund Operating Expenses	0.925%	0.925%

If your monthly account balance averages less than $500 due to redemptions you may be charged a $5 fee.

Example

This Example is intended to help you compare the cost of investing in the Funds with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the Funds for the time periods indicated below and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year, that all dividends are reinvested, and that the Funds' operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years
Maryland Portfolio	$94	$295	$512	$1,137
Virginia Portfolio	$94	$295	$512	$1,137

INVESTMENT OBJECTIVES, PRINCIPAL INVESTMENT STRATEGIES, and RELATED RISKS

Maryland Tax-Free Portfolio

Investment Objective
The Maryland Portfolio seeks to provide investors with income derived from investments exempt from federal and Maryland state and local income taxes, including the individual AMT.

Principal Investment Strategies
In managing the Maryland Portfolio, Money Management Associates, L.P. (the "Adviser") considers economic conditions and interest rate trends in determining what securities to purchase.   The Maryland Portfolio seeks to achieve its investment objective by investing at least 80% of its net assets under normal conditions in securities issued by the State of Maryland, its political subdivisions, agencies and instrumentalities exempt from federal and Maryland state income tax. The Maryland Portfolio will generally invest in long-term investment grade debt securities (i.e., securities rated in the top four rating categories established by nationally recognized rating organizations), and may also invest in either general obligation or revenue bonds. The average portfolio maturity will ordinarily exceed ten years; however, when, in the opinion of the Adviser, it is in the best interest of shareholders, the average maturity may be reduced to less than ten years. The Maryland Portfolio may also purchase, without limitation, unrated municipal securities if, in the opinion of the Adviser, they are of an investment quality comparable to that of rated securities

eligible for purchase by the Maryland Portfolio. Additionally, the Maryland Portfolio may purchase securities that are rated below investment grade; such purchases will be limited to 5% of net assets.

Although the Maryland Portfolio seeks to invest its net assets in securities described in the preceding paragraph, market conditions may occasionally limit the availability of such obligations. During such periods, the Maryland Portfolio will seek to invest in municipal obligations, the interest on which may be subject to personal income taxes in your state of residence. Also, as a temporary defensive measure or to provide liquidity, the Maryland Portfolio may hold up to 30% of its total assets in obligations issued or guaranteed by the U.S. government, its agencies or government sponsored enterprises or repurchase agreements secured by such securities. Income from such securities may be taxable for federal and state income tax purposes. Additionally, the Maryland Portfolio may invest up to 20% of its net assets in securities that are subject to the AMT.

The Maryland Portfolio may also purchase new issues of municipal securities on a "when issued" basis; that is, at the time of the purchase commitment, both the interest and principal amount are fixed and payment and delivery of the securities normally occurs in 15 to 45 days. The Maryland Portfolio intends to enter into purchase orders for "when-issued" securities with the intention of actually taking delivery of such securities, but it may sell "when-issued" securities prior to delivery if it is deemed advisable as a matter of investment strategy. During the period between the purchase commitment of a "when issued" security and actual delivery, no interest accrues to the purchaser and the market value of the security may fluctuate (although the Maryland Portfolio intends to take immediate delivery of these securities upon purchase). The Maryland Portfolio does not intend to invest more than 25% of its net assets in these securities.

The Maryland Portfolio may also purchase certain tax-exempt municipal obligations which have a variable rate of interest. Such obligations bear interest at rates which vary with changes in specific market rates or indices, such as a bank prime rate. Investment in these securities will be made only if the Maryland Portfolio may redeem them on demand within seven days.

Risks of Investing in the Maryland Portfolio
Since the Maryland Portfolio intends to invest only in the securities of the State of Maryland, the Maryland Portfolio may be affected by state and local economic conditions and political developments, and may be subject to greater market or credit risk than if the securities purchased by the Maryland Portfolio were more geographically diversified.

The Maryland Portfolio is also affected by changes in interest rates. The market value of municipal securities is affected by changes in interest rates. When interest rates rise, the market values of municipal securities decline; when interest rates decline, the market values of municipal securities increase. The price volatility of municipal securities also depends on their maturities and durations. Generally, the longer the maturity and duration of a municipal security, the greater its sensitivity to interest rates. To compensate investors for this higher risk, municipal securities with longer maturities and durations generally offer higher yields than municipal securities with shorter maturities and durations.

The Maryland Portfolio is also subject to credit risk, the risk that an issuer of bonds will be unable to pay interest or principal when due.

Although the Maryland Portfolio invests in variable rate securities that entitle it to demand repayment in full (thus reducing credit risk), the demand feature is not always unconditional and may make the securities more difficult to sell quickly or without loss.

Finally, the Maryland Portfolio is subject to market risk. Bond prices in general may decline over short or even extended periods primarily due to changes in interest rates and the credit conditions of the issuers. This is another way of describing interest rate risk and credit risk. However, market prices also fluctuate with the forces of supply and demand. Municipal bonds may decline in value even if the overall market is doing well.

Virginia Tax-Free Portfolio

Investment Objective
The Virginia Portfolio seeks to provide investors with income derived from investments exempt from federal and Virginia state and local income taxes, including the individual AMT.

Principal Investment Strategies
In managing the Virginia Portfolio, the Adviser considers economic conditions and interest rate trends in determining what securities to purchase.   The Virginia Portfolio seeks to achieve its investment objective by investing at least 80% of its net assets under normal conditions in securities issued by the Commonwealth of Virginia, its political subdivisions, agencies and instrumentalities and other issuers exempt from federal and Virginia state income tax. The Virginia Portfolio will generally invest in long-term investment grade debt securities (i.e., securities rated in the top four rating categories established by nationally recognized rating organizations), and may also invest in either general obligation or revenue bonds. The average portfolio maturity will ordinarily exceed ten years; however, when, in the opinion of the Adviser, it is in the best interest of shareholders, the average maturity may be reduced to less than ten years. The Virginia Portfolio may also purchase, without limitation, unrated municipal securities if, in the opinion of the Adviser, they are of an investment quality comparable to that of rated securities eligible for purchase by the Virginia Portfolio. Additionally, the Virginia Portfolio may purchase securities that are rated below investment grade; such purchases will be limited to 5% of net assets.

Although the Virginia Portfolio seeks to invest its net assets in securities described in the preceding paragraph, market conditions may occasionally limit the availability of such obligations. During such periods, the Virginia Portfolio will seek to invest in municipal obligations, the interest on which may be subject to personal income taxes in your state of residence. Also, as a temporary defensive measure or to provide liquidity, the Virginia Portfolio may hold up to 30% of its total assets in obligations issued or guaranteed by the U.S. government, its agencies or government sponsored enterprises or repurchase agreements secured by such securities. Income from such securities may be taxable for federal and state income tax purposes. Additionally, the Virginia Portfolio may invest up to 20% of its net assets in securities that are subject to the AMT.

The Virginia Portfolio may also purchase new issues of municipal securities on a "when issued" basis; that is, at the time of the purchase commitment, both the interest and principal amount are fixed and payment and delivery of the securities normally occurs in 15 to 45 days. The Virginia Portfolio intends to enter into purchase orders for "when-issued" securities with the intention of actually taking delivery of such securities, but it may sell "when-issued" securities prior to delivery if it is deemed advisable as a matter of investment strategy. During the period between the purchase commitment of a "when issued" security and actual delivery, no interest accrues to the purchaser and the market value of the security may fluctuate (although the Virginia Portfolio intends to take immediate delivery of these securities upon purchase). The Virginia Portfolio does not intend to invest more than 25% of its net assets in these securities.

The Virginia Portfolio may also purchase certain tax-exempt municipal obligations that have a variable rate of interest. Such obligations bear interest at rates which vary with changes in specific market rates or indices, such as a bank prime rate. Investment in these securities will be made only if the Virginia Portfolio may redeem them on demand within seven days.

Risks of Investing in the Virginia Portfolio
Since the Virginia Portfolio intends to invest only in the securities of the Commonwealth of Virginia, the Virginia Portfolio may be affected by state and local economic conditions and political developments, and may be subject to greater market or credit risk than if the securities purchased by the Virginia Portfolio were more geographically diversified.

The Virginia Portfolio is also affected by changes in interest rates. The market value of municipal securities is affected by changes in interest rates. When interest rates rise, the market values of municipal securities decline; when interest rates decline, the market values of municipal securities increase. The price volatility of municipal securities also depends on their maturities and durations. Generally, the longer the maturity and duration of a municipal security, the greater its sensitivity to interest rates. To compensate investors for this higher risk, municipal securities with longer maturities and durations generally offer higher yields than municipal securities with shorter maturities and durations.

The Virginia Portfolio is also subject to credit risk, the risk that an issuer of bonds will be unable to pay interest or principal when due.

Although the Virginia Portfolio invests in variable rate securities that entitle it to demand repayment in full (thus reducing credit risk), the demand feature is not always unconditional and may make the securities more difficult to sell quickly or without loss.

Finally, the Virginia Portfolio is subject to market risk. Bond prices in general may decline over short or even extended periods primarily due to changes in interest rates and the credit conditions of the issuers. This is another way of describing interest rate risk and credit risk. However, market prices also fluctuate with the forces of supply and demand. Municipal bonds may decline in value even if the overall market is doing well.

MANAGEMENT'S DISCUSSION of FUND PERFORMANCE

The economy has changed substantially in the past year, moving from an annual growth rate of 6% in the first quarter of 2000 to a 1% annual growth rate in the fourth quarter. Rapidly rising energy costs and a sell-off in stocks (particularly dot.com investments) played a large role in the rather abrupt slowdown in consumer demand and business investment. In January 2001, the Federal Reserve began to reverse course and has lowered the federal funds rate 200 basis points in four successive rate cuts. We anticipated that the Federal Reserve would successfully slow the economy, and this strategy positioned the Funds to benefit from the lower short-term rates that have ensued. Since the decline in interest rates, the economy has moderated and we expect it to continue to do so for the balance of the year. We will continue to maintain credit quality at A or better and anticipate the Maryland Portfolio and Virginia Portfolio to have intermediate to long average maturities.

Performance Comparison

Assuming a $10,000 initial investment, the following graph compares each Fund's total return to the performance of the Lehman Brothers Municipal Bond Index for the 10 years ended December 31, 2000. Please remember that past performance does not necessarily reflect how the Funds may perform in the future.



Average Annual Total Returns as of December 31, 2000

	Maryland Portfolio	Virginia Portfolio	Lehman Brothers Municipal Bond Index
One Year	8.64%	11.15%	11.68%
Five Years	4.73%	4.75%	5.84%
Ten Years	6.15%	6.30%	7.32%

SHAREHOLDER INFORMATION

How to Invest In The Funds

Facts To Know Before You Invest:
- The minimum initial investment is $2,500.
- There are no minimum amounts for subsequent investments.
- There are no sales charges.
- The Funds reserve the right to reject any purchase order.
- All shares are electronically recorded; the Funds will not issue certificates.
- A $10 fee may be charged for items returned for insufficient or uncollectible funds.
- The securities market, in which the Funds buy and sell their securities, usually requires settlement in Federal funds for all transactions. Payments received prior to 4:00 P.M., Eastern time will begin earning dividends the following business day.

Purchasing Shares:

By Mail
Complete an application, specifically noting which Fund into which you are investing, and make a check payable to "Maryland Tax-Free Portfolio" or "Virginia Tax-Free Portfolio" as applicable. Send your completed and signed application and check drawn on a U.S. bank to:

    FBR National Bank & Trust
    4922 Fairmont Avenue
    Bethesda, Maryland 208l4

By Bank Wire
Speak to the branch manager of your bank. Request a transfer of Federal funds to FBR National Bank & Trust, instructing the bank to wire transfer the money before 4:00 P.M., Eastern time to:

    FBR National Bank & Trust
    Bethesda, Maryland
    Routing # 0550-71084

Specify the Fund name, your account number (if assigned), and the name(s) in which the account is registered.

After instructing your bank to transfer Federal funds, you must telephone Shareholder Services at (800) 622-1386 or (301) 657-1510 between 8:30 A.M. and 4:30 P.M. Eastern time and tell us the amount you transferred and the name of the bank sending the transfer. Your bank may charge a fee for its services. Remember that it is important to complete the wire transfer before 4:00 P.M. Eastern time.

Invest Through Brokers
You may also invest in each Portfolio by purchasing shares through registered broker-dealers, banks or other financial institutions that purchase securities for their customers. When an authorized third party, such as those mentioned, accepts an

order, each Fund will be deemed to have received the order. Orders accepted by an authorized third party will be priced at each Fund's net asset value next computed after acceptance. Such third parties who process orders may charge a fee for their services. Certain third party organizations may receive compensation from the Funds' transfer agent or the Funds' Adviser for the shareholder services they provide.

How To Redeem Your Investment

Redeeming Shares:

By Telephone

Contact Shareholder Services at **1-800-622-1386**
between the hours of 8:30 A.M. and 4:30 P.M., Eastern time

For your protection, we will take measures to verify your identity by requiring verification of the Tax Identification Number on the account prior to acting on telephone instructions and may also record telephone transactions. A written confirmation will be mailed to you within five business days after your redemption. Please note that we may terminate or modify telephone redemption privileges upon 60 days notice.

By Mail or Fax

Mail your instructions for redemption to:

Fax your instructions for redemption to:

FBR National Bank & Trust
4922 Fairmont Avenue
Bethesda, MD 20814
Attn: Shareholder Services

(301) 657-1520
Attn: Shareholder Services

Include the following information in your redemption request:
- the name of the Fund and account number you are redeeming from;
- your name(s) and address as it appears on your account;
- the dollar amount or number of shares you wish to redeem;
- your signature(s) as it appears on your account; and
- a daytime telephone number.

Additional Information You Should Know When You Redeem:

- You may receive redemption proceeds by bank wire, check, or through the Automated Clearing House System (ACH). For redemptions by wire, we will, upon instruction, wire transfer the amount specified to your commercial bank or brokerage account specified in your account application. For bank wire redemptions less than $5,000, a $10 wire fee will be assessed.

- If you request payment of redemptions to a third party or to a commercial bank not specified on your original account application, the request must be in writing and your signature must be guaranteed by an eligible institution (eligible institutions generally include banking institutions, securities exchanges, associations, agencies or broker/dealers, and "STAMP" program participants).

- Redemption checks will normally be issued within one business day, and will be issued within seven days. However, withdrawal requests on investments that have been made by check may be delayed up to ten calendar days following the investment or until the check clears, whichever occurs first. This delay is necessary to assure us that investments made by check are good funds. You will receive redemption proceeds promptly upon confirmation of receipt of good funds.

- If your monthly account balance averages less than $500 due to redemptions you may be charged a $5 fee. The fee will not be imposed on accounts established under the Uniform Gifts or Transfers to Minors Acts. Additionally, we reserve the right to involuntarily redeem accounts which fall below $500 after providing 60 days written notice.

- The right of redemption may be suspended, or the date of payment postponed during the following periods: (a) periods during which the New York Stock Exchange (NYSE) is closed (other than customary weekend or holiday closings); (b) periods when trading on the NYSE is restricted, or an emergency exists, as determined by the Securities and Exchange Commission, so that disposal of the Fund's investments or determination of net asset value is not reasonably practicable; or (c) for such other periods as the Commission, by order, may permit for protection of the Fund's investors.

FUND MANAGEMENT

Investment Adviser
Money Management Associates, L.P., 1001 Nineteenth Street North, Arlington, Virginia 22209, serves as the Funds' investment adviser. Established in 1974, the Adviser is registered with the Securities and Exchange Commission as an investment adviser and has served as the Funds' adviser since the Funds commenced operations on September 9, 1983.

Subject to the general supervision of the Funds' Board of Directors, the Adviser manages the investment and reinvestment of the assets of the Funds and is responsible for the overall management of the Funds' business affairs. An Adviser Group makes investment decisions, and therefore no one person is primarily responsible for making such decisions.

On April 1, 2001, the Adviser became a subsidiary of Friedman, Billings, Ramsey Group, Inc., a financial services holding company. The Adviser (who manages six no-load mutual funds) and its asset management affiliates, manage approximately $1.8 billion for numerous clients including individuals, banks and thrift institutions, investment companies, pension and profit sharing plans and trusts, estates and charitable organizations, and private partnerships.

Pursuant to an agreement between the Funds and the Adviser, for the advisory services performed, the Adviser received 0.625% of the average net assets of both the Maryland and Virginia Portfolios for the year ended December 31, 2000.

ADDITIONAL INFORMATION ABOUT THE FUNDS

Exchanging Portfolio Shares
You may exchange shares of the Funds, without cost, for shares of any of the following Rushmore Funds: Fund for Government Investors, American Gas Index Fund, U.S. Government Bond Portfolio, or the Tax-Free Money Market Portfolio. The fund you are exchanging into must be available for sale in your state and the registration for both accounts must be identical. You should obtain a current prospectus for the fund into which you are exchanging by calling 1-800-622-1386. Exchanges will be effected at the respective net asset values of the Funds involved as next determined after receipt of the exchange request. The Funds may change or cancel their exchange policies at any time.

Pricing of Portfolio Shares
The price of a fund's shares on any given day is its net asset value per share. This figure is computed by adding the appraised value of all securities and all other assets, deducting liabilities and dividing by the number of shares outstanding. The net asset value per share of the Funds is determined as of 4:00 P.M. Eastern time on days when the New York Stock Exchange and the bond markets are open for trading.

The securities of each Fund will be valued on the basis of the mid-point of quoted bid and ask prices when market quotations are available. In the absence of readily available market quotations, securities will be valued in good faith based on fair value as determined by the Board of Directors. In determining fair market value, prices are supplied by an independent pricing service.

Dividends and Distributions

Dividends of the Funds are declared each day the Funds are open for business and paid monthly. Capital gains, if any, will be distributed on an annual basis usually in November or December. Fund distributions will automatically be reinvested in additional shares (including fractional shares where necessary) unless you elect to receive them in cash. Distributions paid in cash to those investors so electing will be mailed on the second business day of the following month. Account statements showing dividends paid will be mailed to shareholders monthly.

Dividends reflect daily net income, which generally consists of accrued interest and accretion of discount less amortization of premium and expenses of the Fund.

"Undeliverable" or "Uncashed" Dividend Checks

If you elect to receive dividends and distributions in cash and the payment (1) is returned and marked as "undeliverable" or (2) remains uncashed for six months, your cash election will be changed automatically and future dividends will be reinvested in the applicable Fund at the per share net asset value determined as of the date of payment. In addition, any undeliverable checks or checks that remain uncashed for six months will be canceled and then reinvested in the applicable Fund at the per share net asset value determined as of the date of cancellation.

Tax Consequences of Investing

Taxability of Distributions

As long as the Funds meets the requirements for being a tax-qualified regulated investment company, which the Funds intend to do, the Funds pay no federal income tax on the earnings distributed to shareholders. For individual shareholders, any income dividends paid by the Funds should generally be exempt from federal income taxes, including the AMT, and should also be exempt from state income taxes for resident shareholders in Maryland or Virginia as applicable, and in certain cases, exempt from local taxes. Any short- or long-term capital gains paid by the Fund would be considered taxable. Long-term capital gain distributions by the Funds are taxable to you as long-term capital gains, regardless of how long you owned your Fund shares. Short-term capital gains incurred by the Funds are taxed to you as ordinary income. You are taxed in the same manner whether you receive your capital gain distributions in cash or reinvest them in additional Fund shares. As always, we encourage you to verify your tax liability with your tax professional.

Taxability of Transactions

Any time you sell or exchange shares of the Funds, it is considered a taxable event for you. For example, if you exchange shares of the Maryland Portfolio for shares of another Rushmore fund, the transaction would be treated as a sale. Consequently, any gain resulting from the transaction would be subject to federal income tax.

Shareholders are required by law to certify that their tax identification number is correct and that they are not subject to back-up withholding. In the absence of this certification, the Fund is required to withhold taxes at the rate of 31% on dividends, capital gain distributions, and redemptions. Shareholders who are non-resident aliens may be subject to a withholding tax on dividends earned.

FINANCIAL HIGHLIGHTS

Rushmore Maryland Tax-Free Portfolio

The following financial highlights tables are intended to help you understand the Funds' financial performance for the past five years. Certain information reflects financial results for a single Fund share. The total returns in the table represent the rate that you would have earned (or lost) on an investment in the Funds (assuming reinvestment of all dividends and distributions). This information has been audited by Deloitte & Touche LLP, whose report, along with the Funds' financial statements, is included in the annual report, which is available upon request.

	For The Years Ended December 31,				
	2000	1999	1998	1997	1996
Per Share Operating Performance:					
Net Asset Value, Beginning of Year	$ 10.55	$ 11.23	$ 11.10	$ 10.79	$ 10.98
Income from Investment Operations:					
Net Investment Income	0.51	0.50	0.51	0.51	0.53
Net Realized and Unrealized Gain (Loss) on Investments	0.38	(0.68)	0.13	0.31	(0.19)
Total from Investment Operations	0.89	(0.18)	0.64	0.82	0.34
Distributions to Shareholders:					
Dividends (from net investment income)	(0.51)	(0.50)	(0.51)	(0.51)	(0.53)
Net Increase (Decrease) in Net Asset Value	0.38	(0.68)	0.13	0.31	(0.19)
Net Asset Value, End of Year	$ 10.93	$ 10.55	$ 11.23	$ 11.10	$ 10.79
Total Investment Return	8.64%	(1.63)%	5.90%	7.85%	3.21%
Ratios and Supplemental Data:					
Net Assets at End of Year (in thousands)	$39,500	$42,132	$45,827	$45,344	$44,410
Ratio of Expenses to Average Net Assets	0.93%	0.93%	0.93%	0.93%	0.93%
Ratio of Net Income to Average Net Assets	4.76%	4.59%	4.58%	4.73%	4.92%
Portfolio Turnover Rate	7%	12%	5%	22%	31%

FINANCIAL HIGHLIGHTS

Rushmore Virginia Tax-Free Portfolio

	For The Years Ended December 31,				
	2000	1999	1998	1997	1996
Per Share Operating Performance:					
Net Asset Value, Beginning of Year	$ 10.49	$ 11.42	$ 11.46	$ 11.09	$ 11.31
Income from Investment Operations:					
Net Investment Income	0.50	0.50	0.52	0.52	0.53
Net Realized and Unrealized Gain (Loss) on Investments	0.64	(0.91)	0.12	0.39	(0.22)
Total from Investment Operations..	1.14	(0.41)	0.64	0.91	0.31
Distributions to Shareholders:					
Dividends (from net investment income)	(0.50)	(0.50)	(0.52)	(0.52)	(0.53)
Distributions (from capital gains)	—	(0.02)	(0.16)	(0.02)	—
Total Distributions to Shareholders	(0.50)	(0.52)	(0.68)	(0.54)	(0.53)
Net Increase (Decrease) in Net Asset Value	0.64	(0.93)	(0.04)	0.37	(0.22)
Net Asset Value, End of Year	$ 11.13	$ 10.49	$ 11.42	$ 11.46	$ 11.09
Total Investment Return	11.15%	(3.75)%	5.64%	8.45%	2.91%
Ratios and Supplemental Data:					
Net Assets at End of Year (in thousands)	$28,898	$28,926	$34,543	$32,908	$32,355
Ratio of Expenses to Average Net Assets	0.92%	0.93%	0.93%	0.93%	0.93%
Ratio of Net Income to Average Net Assets	4.67%	4.51%	4.48%	4.70%	4.84%
Portfolio Turnover Rate	8%	26%	25%	27%	46%

In addition to this prospectus, the following information is available to assist you in making an investment decision:

Information Available Upon Request	Description
Statement of Additional Information (without charge)	A document that includes additional information about the Funds. The information presented in the Statement of Additional Information is incorporated by reference into this Prospectus.
Annual and Semiannual Reports	Reports that contain information about the Funds' investments. The reports also discuss the market conditions and investment strategies that significantly affected the Funds' performance during its last fiscal year.

There are a variety of ways to receive the above information and make other inquiries of the Funds. You may contact the Funds directly by telephone at 1-800-622-1386, visit our internet site at http://www.rushmorefunds.com, or you may send a written request to the Funds' offices at 4922 Fairmont Avenue, Bethesda, Maryland 20814. Additional information about the Funds can also be reviewed and copied at the Securities and Exchange Commission's Public Reference Room in Washington D.C. (for hours of operation please call the Commission at 1-800-SEC-0330). You may also obtain copies of the information by visiting the Commission's internet site at http://www.sec.gov, or, upon payment of a duplicating fee, by writing the Public Reference Section of the Commission at 450 Fifth Street, N.W. Washington, D.C. 20549.

Fund for Tax-Free Investors, Inc. Investment Company Act File No. 811-3720

FUND for TAX-FREE INVESTORS, INC.

4922 Fairmont Avenue, Bethesda, Maryland 20814
(800) 622-1386
(301) 657-1510

Rushmore Tax-Free Money Market Portfolio
Rushmore Maryland Tax-Free Portfolio
Rushmore Virginia Tax-Free Portfolio

Statement of Additional Information
May 1, 2001

This Statement of Additional Information is not a Prospectus. It should be read in conjunction with the Funds' Prospectuses, dated May 1, 2001.   A copy of the Funds' Prospectuses may be obtained without charge by writing or telephoning the Fund at the above address or telephone numbers.

The audited financial statements of the Funds, for the Funds' fiscal year ended December 31, 2000, are included in the Funds' 2000 Annual Report to Shareholders, which has been filed with the Securities and Exchange Commission and are incorporated herein by reference. Copies of the Funds' 2000 Annual Report are available, without charge, by request by writing or telephoning the Funds at the above address or telephone numbers.

Table of Contents

FUND ORGANIZATION, INVESTMENTS and RISKS

Organization

The Fund for Tax-Free Investors, Inc. (the "Fund") is an open-end management investment company incorporated in the State of Maryland on April 8, 1983. The Fund is incorporated under the Maryland General Corporation Law and is authorized to issue 200,000,000 shares of common stock, par value $0.001 per share. At the direction of the Board of Directors, shares of the Fund's common stock shall be divided into three series to be known as the Rushmore Tax-Free Money Market Portfolio ("Money Market Portfolio"), consisting of 150,000,000 shares, the Rushmore Maryland Tax-Free Portfolio ("Maryland Portfolio"), consisting of 25,000,000 shares and the Rushmore Virginia Tax-Free Portfolio ("Virginia Portfolio") consisting of 25,000,000 shares (collectively, the "Portfolios"). The Board of Directors of the Fund shall have the power to classify or reclassify any unissued shares by fixing the number of shares in each of the aforesaid series or by altering in any one or more respects, from time to time before issuance of such shares, the preferences, rights, voting powers, restrictions or qualifications of any unissued shares. Each outstanding share is entitled to one vote for each full share and a fractional vote for each fractional share. Each such share and fractional share has equal rights with respect to dividends and liquidation preferences. On any matter submitted to a vote of shareholders, all shares of the Fund then issued and outstanding and entitled to vote, are voted in the aggregate.

Investments

The following are the investment strategies and risks associated with investing in the Portfolios. The Portfolios' principal investment strategies are detailed in each Portfolio's prospectus. The following paragraphs detail other investment strategies the Portfolios may pursue and the risks associated therewith.

Below Investment Grade Municipal Securities

As disclosed in the Maryland Portfolio and Virginia Portfolio prospectus, the Maryland Portfolio and Virginia Portfolio may invest 5% of their assets in securities rates below investment grade. Municipal obligations that are high yield securities rated below investment grade ("Municipal High Yield Securities") are deemed by Moody's Investors Services, Inc. ("Moody's") and Standard & Poor's Ratings Group ("S&P") to be predominantly speculative with respect to the issuer's capacity to pay interest and repay principal and may involve major risk exposure to adverse conditions. Municipal High Yield Securities, unless otherwise noted, include unrated securities deemed to be rated below investment grade by the Portfolios' investment adviser, Money Management Associates, L.P. ("Adviser"). Ratings of Municipal High Yield Securities represent the rating agencies' opinions regarding their quality, are not a guarantee of quality and may be reduced after a Portfolio has acquired the security. Credit ratings attempt to evaluate the safety of principal and interest payments and do not evaluate the risks of fluctuations in market value. Also, rating agencies may fail to make timely changes in credit ratings in response to subsequent events, so that an issuer's current financial condition may be better or worse than the rating indicates.

Municipal High Yield Securities generally offer a higher current yield than higher-grade issues. However, Municipal High Yield Securities involve higher risks, in that they are especially subject to adverse changes in the general economic conditions, in economic conditions of an issuer's geographic area and in the industries or activities in which the issuer is engaged. Municipal High Yield Securities are also especially sensitive to changes in the financial condition of the issuer and to price fluctuations in response to changes in interest rates. Accordingly, the yield on lower rated Municipal High Yield Securities will fluctuate over time. During periods of economic downturn or rising interest rates, municipal issuers may experience financial stress which could adversely affect their ability to make payments of principal and interest and increase the possibility of default.

In addition, Municipal High Yield Securities are frequently traded only in markets where the number of potential sellers, if any , is limited. This factor may limit a Portfolio's ability to acquire such securities and to sell such securities at their fair value in response to changes in the economy or the financial markets, especially for unrated Municipal High Yield securities. Although unrated Municipal High Yield Securities are not necessarily of lower quality than rated Municipal High Yield Securities, the market for rated Municipal High Yield Securities generally is broader than that for unrated Municipal High Yield Securities. Adverse publicity and investor perceptions, whether or not based on fundamental analysis, may also decrease the values and liquidity of Municipal High Yield Securities, especially in a thinly traded market.

When-Issued Securities

The Portfolios may invest in securities issued on a when-issued or delayed basis, which involves an arrangement whereby delivery of, and payment for, the instruments occur up to 45 days after the agreement to purchase the instruments is made by a Portfolio. The purchase price to be paid by a Portfolio and the interest rate on the instruments to be purchased are both selected when the Portfolio agrees to purchase the securities on a "when-issued" basis. A Portfolio generally would not pay for such securities or start earning interest on them until they are issued or received. However, when a Portfolio purchases debt obligations on a when-issued basis, it assumes the risks of ownership, including the risk of price fluctuation, at the time of purchase, not at the time of receipt. Failure of the issuer to deliver a security purchased by a Portfolio on a when-issued basis may result in such Portfolio incurring a loss or missing an opportunity to make an alternative investment. When a Portfolio enters into a commitment to purchase securities on a when-issued basis, it establishes a separate account on its books and records or with its custodian consisting of cash, U.S. Government securities or other liquid high-grade debt securities equal to the amount of a Portfolio's commitment, which are valued at their fair market value. If on any day the market value of this segregated account falls below the value of the Portfolio's commitment, the Portfolio will be required to deposit additional cash or qualified securities into the account until equal to the value of the Portfolio's commitment. When the securities to be purchased are issued, a Portfolio will pay for the securities from available cash, the sale of securities in the segregated account, sales of other securities and, if necessary, from sale of the when-issued securities themselves although this is not ordinarily expected. Securities purchased on a when-issued basis are subject to the risk that yields available in the market, when delivery takes place, may be higher than the rate to be received on the securities a Portfolio is committed to purchase. Sale of securities in the segregated account or sale of the when-issued securities may cause the realization of a capital gain or loss.

U.S. Government Securities

Although the Portfolios are permitted to invest up to 30% of their assets in U.S. Government securities, they have not done so and have no intention of doing so. The three major classifications of U.S. Government securities in which the Portfolios may invest are U.S. Treasury Securities, Government Agency Securities and Government-Sponsored Enterprises. There are certain risks associated with investing in U.S. Government Securities. The U.S. Government is considered to be the best credit-rated issuer in the debt markets. Since Treasury securities are direct obligations of the U.S. Government, there is minimal credit risk. While most other government-sponsored securities are not direct obligations of the U.S. Government (some are guaranteed), they also offer little credit risk. However, another type of risk that may effect the Portfolios is market and/or interest rate risk. For example, debt securities with longer maturities tend to produce higher yields and are generally subject to potentially greater capital appreciation and depreciation than obligations with shorter maturities and lower yields. The market value of U.S. Government securities generally varies inversely with changes in market interest rates. An increase in interest rates, therefore, would generally reduce the market value of portfolio investments of the Portfolios, while a decline in interest rates would generally increase the market value of portfolio investments of the Portfolios.

Repurchase Agreements

A Description of a Repurchase Agreement
A repurchase agreement is an agreement where a Portfolio acquires a security from a commercial bank or broker/dealer with the understanding that the Portfolio will sell the instrument back at an agreed-upon price and date (normally, the next business day). Essentially, a repurchase agreement may be considered a loan backed by securities. The resale price reflects an agreed-upon interest rate effective for the period the instrument is held by the Portfolio. In these transactions, the value of the securities acquired by a Portfolio (including accrued interest earned) must be greater than the value of the repurchase agreement itself. The securities are held by the Fund's custodian bank until repurchased.

Reasons to Use Repurchase Agreements
Each Portfolio may invest in repurchase agreements with financial institutions to generate income from the Portfolios' excess cash balances. It is the current policy of the Portfolios to invest in repurchase agreements that mature within seven days. If the Portfolios choose to invest in repurchase agreements, the agreements will normally mature within 7 days. The investments of the Portfolios in repurchase agreements, at times, may be substantial when, in the view of the Fund's investment adviser, liquidity or other considerations so warrant.

Risks of Repurchase Agreements

The use of repurchase agreements involves certain risks. For example, if the other party to the agreement defaults on its obligations to repurchase the underlying security at a time when the value of the security has declined, a Portfolio may incur a loss when the security is sold. If the other party to the agreement becomes insolvent and subject to liquidation or reorganization under the Bankruptcy Code or other laws, a court may determine that the underlying security is collateral for a loan by a Portfolio not within the control of the Portfolio. Consequently, the Portfolio may not be able to substantiate its interest in the underlying security and may be deemed an unsecured creditor of the other party to the agreement. While Fund's investment adviser acknowledges these risks, it is expected that these risks can be controlled through monitoring procedures. These procedures include effecting repurchase transactions only with large, well-capitalized and well-established financial institutions whose condition will be continually monitored. In addition, the value of the collateral underlying the repurchase agreement will always be at least equal to the repurchase price, including any accrued interest earned in the repurchase agreement.

Investment Limitations

The following paragraphs detail the Portfolios' investment limitations. These restrictions, which apply to each Portfolio, may not be changed without prior approval of a majority of holders of the Fund's outstanding voting shares. As defined in the Investment Company Act of 1940, the term "majority" means the vote of the lesser of (a) 67% of the shares of the Fund at a meeting where more than 50% of the outstanding shares are present in person or by proxy; or (b) more than 50% of the outstanding shares of the Fund.

1. The Fund may not borrow money, except that as a temporary measure the Fund may borrow money to facilitate redemptions. Such a borrowing may be in an amount not to exceed 30% of the Fund's total assets, taken at current value, before such borrowing. The Fund may not purchase a portfolio security if a borrowing by the Fund is outstanding.

2. The Fund may not make short sales of securities or purchase any securities on margin, except for such short-term credits as are necessary for the clearance of transactions. The Fund may not enter into put or call options except in connection with stand-by commitments.

3. The Fund may not make loans except through repurchase agreements.

4. The Fund may not underwrite securities of any other issuer.

5. The Fund may not purchase or sell real estate; however, the Fund may invest in municipal obligations secured by real estate or interests therein.

6. The Fund may not purchase or sell restricted securities, commodities or commodity contracts, nor may it issue senior securities.

7. The Fund may not purchase securities of any issuer if, as a result of such a purchase, more than 25% of the Fund's total assets would be invested in any one industry. There is no limitation, however, as to investments in municipal obligations issued or guaranteed by the United States Government, its agencies or government sponsored enterprises, or in obligations of the United States Government, its agencies or government sponsored enterprises, which are purchased on a temporary basis in accordance with each Portfolio's investment objective and policies.

8. The Portfolios will invest 80% of the value of their respective net assets in tax-exempt securities.

MANAGEMENT OF THE FUND

A Board of Directors governs the Fund. The Directors are responsible for overseeing the management of the Fund's business affairs and play a vital role in protecting the interests of Fund shareholders. Among other things, the Directors approve and review the Fund's contracts and other arrangements and monitor Fund performance and operations. The names, ages and addresses of the Directors and officers of the Fund, together with information as to their principal business occupations during the past five years are set forth below.

Name, Age, Address	Position Held With Fund	Principal Occupation(s) During Past 5 Years
Daniel L. O'Connor*, 59 100 Lakeshore Drive Suite 1555 North Palm Beach, FL 33408	Chairman and Director	Former General and Limited Partner of Money Management Associates ("MMA"), registered investment adviser of the Rushmore Funds, 1974-2001. Director, FBR National Bank & Trust (formerly Rushmore Trust and Savings, FSB), the Fund's transfer agent and custodian. Director or Trustee of the Rushmore Funds.
Richard J. Garvey*, 68 730 Southwest 67th Place Portland, OR 97225	Director	Former Limited Partner of MMA and Vice President of Rushmore Services, Inc. until 1998. Director or Trustee of the Rushmore Funds.
Louis T. Donatelli, 64† 7200 Wisconsin Avenue Bethesda, MD 20814	Director	Chairman of Donatelli and Klein, Inc., engaged in the acquisition of real estate, primarily office buildings and multi-family housing projects since 2001 (President 1973-2001). Director or Trustee of the Rushmore Funds.
Bruce C. Ellis,** 57 7108 Heathwood Court Bethesda, MD 20817	Director	A private investor in start-up companies. Vice President, LottoPhone, Inc., a telephone state lottery service, September 1991-1995. Director, The Torray Fund, since 1994; Director, the Sheppard Fund, Since 1994. Director or Trustee of the Rushmore Funds.
Jeffrey R. Ellis,** 57 513 Kerry Lane Virginia Beach, VA 23451	Director	Chairman of the Board S^2 Entertainment, turn-key broadcast quality video and interactive television services, since September 2000. President, Innovative LLC, a manufacturing-marketing company in Virginia Beach, Virginia since January 2000. Private Investor prior thereto. Director or Trustee of the Rushmore Funds.
F. David Fowler, 68 † 9724 Beman Woods Way Potomac, MD 20854	Director	Private investor. Dean, The George Washington University School of Business and Public Management, 1992-1997; Partner, KPMG Peat Marwick from October 1969 to June 1992. Trustee, The FBR Family of Funds ("FBR Funds"). Director or Trustee of the Rushmore Funds.
Patrick F. Noonan, 58 11901 Glen Mill Drive Potomac, MD 20854	Director	Chairman and Chief Executive Officer of the Conservation Fund since 1985, a national non-profit environmental organization. Director of the Rushmore Funds.
Michael A. Willner, 44 † 11521 Potomac Road Lorton, VA 22079	Director	President, Catalyst Advisers, Inc., a news organization, since September 1996. President, Federal Filings, Inc., from July 1994 to July 1995. Trustee, The FBR Family of Funds. Director or Trustee of the Rushmore Funds.

David H. Ellison, 43 101 Federal Street, Suite 2130 Boston, MA 02110	President	Director, CEO and President, FBR Fund Advisers, Inc. since December 1999; Fund Manager, FBR Family of Funds since October 1996. Fund Manager, MMA, since April 2001. Fund Manager, Fidelity Management and Research, June 1983-October 1996.
Winsor H. Aylesworth, 53 101 Federal Street, Suite 2130 Boston, MA 02110	Vice President and Treasurer	Portfolio Manager, FBR Fund Advisers, Inc. since September 1998; Portfolio Manager, MMA, since April 2001. Vice President of FBR Family of Funds since 1998. President of GrandView Advisers, Inc. from 1994 to September 1998.
W. Bart Sanders, III, 37 4922 Fairmont Avenue Bethesda, MD 20814	Vice President	Senior Vice President of Fund Operations, FBR Fund Advisers, Inc. since August 1999. Vice President of MMA since April 2001. Head Trader for FBR Fund Advisers, Inc. since January 1997. Vice President of FBR Family of Funds since 1997. Head Trader for Friedman Billing Ramsey Investment Management, Inc, January 1992 to December 1996.
Edward J. Karpowicz, CPA, 38 4922 Fairmont Avenue Bethesda, MD 20814	Vice President and Controller	Vice President of FBR National Bank & Trust, since 1997. Vice President and Controller of the Rushmore Funds and FBR Family of Funds. Treasurer, Bankers Finance Investment Management Corp., August 1993 to June 1997. Senior Accountant, Ernst & Young, September 1989 to February 1993.
Stephenie E. Adams, 32 4922 Fairmont Avenue Bethesda, MD 20814	Vice President and Secretary	Vice President of FBR National Bank & Trust since 2000. Manager, Rushmore Services, Inc. or Rushmore Trust and Savings, FSB, 1994-2000. Vice President and Secretary of the Rushmore Funds and FBR Family of Funds.

*   Indicates an "interested" person. An interested person has any one of several close business or family ties to the Fund, the Fund's Adviser or predecessor adviser, or an affiliated company of the Fund.

**   Bruce C. Ellis and Jeffrey R. Ellis are brothers.

The aggregate compensation paid to the Directors serving during the fiscal year ended December 31, 2000, is set forth in the table below:

Name of Person and Position	Aggregate Compensation Paid	Pension or Retirement Benefits Accrued	Estimated Annual Benefits Upon Retirement	Total Compensation Paid to Directors for Services to the Fund and Fund Complex
Daniel L. O'Connor,* Chairman and Director	$0	$0	$0	$0
Richard J. Garvey,* Director	$0	$0	$0	$0
Louis T. Donatelli, † Director	$1,500	$0	$0	$5,500
F. David Fowler, † Director	$1,500	$0	$0	$5,000
Bruce C. Ellis, Director	$3,000	$0	$0	$9,500
Jeffrey R. Ellis, Director	$3,000	$0	$0	$9,500
Michael D. Lange,* † Director	$1,500	$0	$0	$4,500
Patrick F. Noonan, Director	$3,000	$0	$0	$10,000
Leo Seybold, † Director	$1,500	$0	$0	$4,500
Michael A. Willner, † Director	$1,500	$0	$0	$5,000

* Indicates an "interested" person. An interested person has any one of several close business or family ties to the Fund, the Fund's adviser, or an affiliated company of the Fund.

† On June 1, 2000, Messrs. Donatelli, Fowler and Willner were elected as Directors of the Fund replacing Messrs. Lange and Seybold.

CONTROL PERSONS and PRINCIPAL HOLDERS of SECURITIES

As of April 3, 2001, the following parties were the only owners of record or beneficial owners of 5% or more of the shares of the Fund.

Portfolio	Controlling Party or Principal Holder of Securities *Address*	Shares Outstanding	% Owned
Tax-Free Money Market Portfolio	Computech Inc. 7735 Old Georgetown Road, 12th Floor Bethesda, MD 20814	1,911,336.320	8.438%[1/]
Virginia Tax-Free Portfolio	Charles Schwab & Co., Inc. *101 California Street* *San Francisco, CA 94101*	261,559.871	9.992%[2/]
	Roger W. Jones *Post Office Box 248* *Sperryville, VA 22740*	260,509.187	9.952%[1/]
	Robert P. and Maryann Nirschl *4143 North River Street* *McLean, VA 22101*	184,626.052	7.053%[1/]
Maryland Tax-Free Portfolio	Charles Schwab & Co., Inc. *101 California Street* *San Francisco, CA 94101*	187,435.890	5.268%[2/]

[1/] Record and beneficial owner.
[2/] Record owner only.

As of April 3, 2001, the Directors and officers of the Fund, as a group, owned less than one percent of the outstanding shares of any Portfolio, or the Fund in the aggregate.

INVESTMENT ADVISORY and OTHER SERVICES

Investment Adviser

Money Management Associates, L.P. (the "Adviser"), 1001 19th Street, North, Arlington, Virginia 22209,, has served as the Fund's investment adviser since the Fund commenced operations on September 9, 1983. On April 1, 2001, the Adviser became a subsidiary of Friedman, Billings, Ramsey Group, Inc. ("FBR"), a financial services holding company. The Adviser and its asset management affiliates, manage approximately $1.8 billion for numerous clients including individuals, banks and thrift institutions, investment companies, pension and profit sharing plans and trusts, estates and charitable organizations, and private partnerships.

The Adviser provides investment advice to the Fund and oversees its day-to-day operations, subject to direction and control by the Fund's Board of Directors. For its services, the Adviser receives a fee at an annual rate based on 0.50% of the net assets of the Money Market Portfolio, 0.625% of the net assets of the Maryland Portfolio, and 0.625% of the net assets of the Virginia Portfolio. For the fiscal years ended December 31, 2000, 1999, and 1998, the Fund paid the following investment

advisory fees to the Adviser:

	2000	1999	1998
Tax-Free Money Market Portfolio	$ 95,053	$ 91,951	$ 92,105
Maryland Tax-Free Portfolio	$ 246,035	$ 284,560	$ 288,928
Virginia Tax-Free Portfolio	$ 174,368	$ 206,583	$ 204,458

The Adviser also advises: Fund for Government Investors, a money market fund established in 1975 that invests only in U.S. Treasury securities; The Rushmore Fund, Inc., which was established in 1985 and currently consists of one series, the U.S. Government Bond Portfolio; and American Gas Index Fund, Inc., a common stock index fund established in 1989 that seeks to provide investment results that correlate to those of an index comprising the common stocks of natural gas distribution and transmission company members of the American Gas Association.

The Adviser may pay, from its own resources, broker-dealers and other financial institutions for their expenses in connection with the distribution of Fund shares.

Pursuant to an Expense Limitation Agreement, the Adviser has agreed to limit the annual operating expenses (exclusive of certain extraordinary items) to 1.00% of each Portfolio's average daily net assets.

Administrator

Under an Administrative Services Agreement between the Fund and **FBR National Bank & Trust** ("FBR National"), 4922 Fairmont Avenue, Bethesda, Maryland 20814, , FBR National provides transfer agency, dividend-disbursing, fund accounting and administrative services to the Fund. Under the Administrative Services Agreement with FBR National, which has been approved by the Board of Directors, FBR National receives an annual fee of 0.25% of average daily net assets for the Money Market Portfolio and 0.30% of average daily net assets for the Maryland Portfolio and Virginia Portfolio for the services it provides. For the fiscal years ended December 31, 2000, 1999, and 1998, the Fund paid the following administrative services fees to FBR National:

	2000	1999	1998
Tax-Free Money Market Portfolio	$ 47,527	$ 45,976	$ 46,053
Maryland Tax-Free Portfolio	$ 118,096	$136,589	$138,690
Virginia Tax-Free Portfolio	$ 83,697	$ 99,192	$ 98,140

As the Administrator, FBR National is responsible for all costs of the Fund except for the investment advisory fee, extraordinary legal expenses and interest. Specifically, RTS pays costs of registration of the Funds' shares with the Securities and Exchange Commission and the various states, all expenses of dividend and transfer agent services, outside auditing and legal fees, preparation of shareholders reports, certain expenses associated with shareholder servicing, and all costs incurred in providing custodial services.

Custodian and Independent Public Accountant

FBR National is the Fund's custodian and is responsible for safeguarding and controlling the Fund's cash and securities, handling the securities, and collecting interest on the Fund's investments.

Independent certified public accountants, **Deloitte & Touche LLP**, 555 12th Street, N.W., Washington D.C. 20004, are responsible for auditing the annual financial statements of the Fund.

Brokerage Allocation and Other Practices

The Fund expects that purchases and sales of Portfolio securities generally will be principal transactions. Portfolio securities are normally purchased directly from the issuer. There will usually be no brokerage commissions paid by the Fund for such purchases.   At times, the Adviser may engage in agency transactions and, in effecting the purchase and sale of securities for the account of each Portfolio, will seek best execution of trades either (i) at the most favorable and competitive rate of commission charged by any broker or member of an exchange, or (ii) at a higher rate of commission if reasonable in relation to brokerage and research services provided to the Fund or the Adviser by such member or broker. Brokers are selected based upon the Adviser's judgement as to brokers ability to provide the Fund with best price and execution.

TAXATION OF THE FUND

The Fund currently qualifies, and will seek to continue to qualify, as a regulated investment company (a "RIC") under Subchapter M of the U.S. Internal Revenue Code of 1986, as amended (the "Code"). As a RIC, the Fund will not be subject to federal income taxes on the net investment income and capital gains that the Fund distributes to its shareholders. Fund shareholders will be notified annually by the Fund as to the federal tax status of all distributions made by the Fund. Distributions may be subject to state and local taxes.

If the Fund fails to qualify as a RIC for any taxable year, the Fund would be taxed in the same manner as an ordinary corporation. In that event, the Fund would not be entitled to deduct the distributions which the Fund had paid to shareholders and, thus, would incur a corporate income tax liability on all of the Fund's taxable income whether or not distributed. The imposition of corporate income taxes on the Fund would directly reduce the return a shareholder would receive from an investment in the Fund.

CALCULATION OF PERFORMANCE DATA

Average Annual Total Return Quotations

For purposes of quoting and comparing the performance of the Fund to that of other mutual funds and to other relevant market indices in advertisements or in reports to shareholders, performance may be stated in terms of total return. Under the rules of the Securities and Exchange Commission (the "SEC Rules"), Fund advertising stating performance must include total return quotes calculated according to the following formula:

$$P (1+T)^n = ERV$$

Where:
- $P =$ a hypothetical initial payment of \$1,000.
- $T =$ average annual total return.
- $n =$ number of years.
- $ERV =$ ending redeemable value of a hypothetical \$1,000 payment made at the beginning of the 1-, 5-, or 10-year periods at the end of the 1-, 5-, or 10-year periods (or fractional portion thereof).

Under the foregoing formula, the time periods used in advertising will be based on rolling calendar quarters, updated to the last day of the most recent quarter prior to submission of the advertising for publication, and will cover 1, 5, and 10 year periods or a shorter period dating from the effectiveness of the Registration Statement of the Fund. In calculating the ending redeemable value, all dividends and distributions by the Fund are assumed to have been reinvested at net asset value as described in the Prospectus for the Fund on the reinvestment dates during the period. Total return, or "T" in the formula above, is computed by finding the average annual compounded rates of return over the 1, 5, and 10 year periods (or fractional portion thereof) that would equate the initial amount invested to the ending redeemable value.

The average annual compounded rates of return, assuming the reinvestment of all dividends and distributions, for the Funds, as of December 31, 2000, are as follows:

	Tax-Free Money Market Portfolio	**Maryland Tax-Free Portfolio**	**Virginia Tax-Free Portfolio**
One Year	3.12%	8.64%	11.15%
Five Years	2.80%	4.73%	4.75%
Ten Years	2.70%	6.15%	6.30%

Cumulative Total Return Quotations

The cumulative "total return" calculation measures the change in value of a hypothetical investment of $10,000 over an entire period of years. Its calculation uses some of the same factors as average annual total return, but it does not average the rate of return on an annual basis. Total return is determined as follows:

$$(ERV)/(P) - 1 = TOTAL\ RETURN$$

The cumulative total return of shares of the Portfolios since commencement of each Portfolio's operations through December 31, 2000 were as follows:

Tax-Free Money Market Portfolio	84.55%
Maryland Tax-Free Portfolio	211.91%
Virginia Tax-Free Portfolio	203.65%

Calculation of Yield Quotations

7-Day Yield Quotation

The Money Market Portfolio's annualized current yield, as may be quoted in advertisements and other communications to shareholders and potential investors, is computed by determining, for a stated seven-day period, the net change, exclusive of capital changes, the value of a hypothetical pre-existing account having a balance of one share at the beginning of the period, and dividing the difference by the value of the account at the beginning of the base period to obtain the base period return, and then multiplying the base period return by (365/7). The Money Market Portfolio's 7-Day yield for the period ended December 31, 2000 was 3.42%.

7-Day Effective Yield Quotation

The Money Market Portfolio also may communicate its annualized effective yield in advertisements and other communications to shareholders and potential investors. An effective yield quotation is computed by determining (for the same stated seven-day period as the current yield), the net change, exclusive of capital changes, in the value of a hypothetical pre-existing account having a balance of one share at the beginning of the period, and dividing the difference by the value of the account at the beginning of the base period to obtain the base period return, and then compounding the base period return by adding 1, raising the sum to a power equal to 365 divided by 7, and subtracting 1 from the result. The Money Market Portfolio's 7-Day effective yield for the period ended December 31, 2000 was 3.48%.

The yields quoted in any advertisement or other communication should not be considered a representation of the yields of the Money Market Portfolio in the future since the yield is not fixed. Actual yields will depend not only on the type, quality, and maturities of the investments held by the Money Market Portfolio and changes in interest rates on such investments, but also on changes in the Money Market Portfolio's expenses during the period.

Yield information may be useful in reviewing the performance of the Money Market Portfolio and for providing a basis for comparison with other investment alternatives. However, unlike bank deposits or other investments which typically pay a fixed yield for a stated period of time, the Money Market Portfolio's yield fluctuates.

Code of Ethics

Pursuant to Rule 17j-1 under the 1940 Act, the Directors have adopted a Code of Ethics for the Fund and approved this same Code of Ethics for the Adviser based on a determination that the Code of Ethics contains provisions reasonably necessary to prevent access persons from violating Rule 17j-1 under the 1940 Act.

Financial Statements

Copies of the Fund's audited financial statements for the fiscal year ended December 31, 2000, may be obtained without charge by contacting the Fund at 4922 Fairmont Avenue, Bethesda, Maryland 20814, or by telephoning the Fund at (800) 622-1386 or (301) 657-1500.

PART C
OTHER INFORMATION

Fund for Tax-Free Investors, Inc.

ITEM 23. Exhibits

(a)   Articles of Incorporation of Registrant.[1]
(b)   Bylaws of Registrant.[1]
(c)   None.
(d)   Investment Advisory Contract between Registrant and Money Management Associates, L.P. (filed herewith)
(e)   None.
(f)   None.
(g)   None
(h)(1)   Administrative Services Agreement between Registrant and FBR National Bank & Trust (filed herewith)
(h)(2)   Expense Limitation Agreement between the Registrant and Money Management Associates, L.P.
             (filed herewith)
(i)   Opinion of counsel regarding the legality of securities being registered.[1]
(j)   Consent of Deloitte & Touche LLP, independent public accountants for the Registrant (filed herewith)
(k)   None.
(l)   None.
(m)   None.
(n)   None.
(o)   None
(p)   Code of Ethics of Registrant, Money Management Associates and Rushmore Investment Brokers, Inc.
             (filed herewith)
(q)   Powers of Attorney (filed herewith)

---

[1] Incorporated by reference to the Registrant's initial registration statement on Form N-1 filed on July 19, 1983
     (Registration Nos. 33-63313 and 811-4369).

ITEM 24. Persons Controlled By or Under Common Control with the Fund

None. **ITEM 25. Indemnification**

The Registrant was incorporated in the State of Maryland on April 8, 1983, and is operated pursuant to the Articles of Incorporation of the Registrant, dated as of April 6, 1983, that permit the Registrant to indemnify its directors and officers under certain circumstances. Such indemnification, however, is subject to the limitations imposed by the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended.

The Articles of Incorporation of the Fund provide that officers and directors shall be indemnified by the Fund against liabilities and expenses of defense in proceedings against them by reason of the fact that they serve as officers or directors of the Fund or as an officer or director of another entity at the request of the entity. This indemnification is subject to the following conditions:

(a) no director or officer is indemnified against any liability to the Fund or its security holders which was the result of any willful misfeasance, bad faith, gross negligence, or reckless disregard of his duties;
(b) officers and directors are indemnified only for actions taken in good faith which the officers and directors believed were in or not opposed to the best interests of the Fund; and

(c) expenses of any suit or proceeding will be paid in advance only if the persons who will benefit by such advance undertake to repay the expenses unless it is subsequently determined that they are entitled to indemnification.

The Articles of Incorporation of the Registrant provide that if indemnification is not ordered by a court, indemnification may be authorized upon determination by shareholders, or by a majority vote of a quorum of the directors who were not parties to the proceedings or, if a quorum is not obtainable, or if directed by a quorum of disinterested directors so directs, by independent legal counsel in a written opinion that the persons to be indemnified have met the applicable standard. The Fund and its Directors and officers are also insured for certain liabilities under a directors and officers/errors and omissions policy.

ITEM 26. Business and Other Connections of the Investment Adviser

Money Management Associates, L.P. ("MMA") provides advisory services to the Registrant and also serves as the investment adviser to Fund for Government Investors, The Rushmore Fund, Inc., and American Gas Index Fund, Inc., all regulated investment companies. The directors and officers of the Adviser have held the following positions of a substantial nature:

Name	Position with Adviser	Occupation
Eric Billings	Director	Vice Chairman/Co-CEO — Friedman, Billings, Ramsey Group, Inc. ("FBR Group")
Robert Smith	Director	Chief Operating Officer — FBR Group
Webb Hayes	Director	Managing Director — Friedman, Billings, Ramsey & Co., Inc. and FBR Investment Management, Inc.
Dave Ellison	President	Managing Director and Portfolio Manager — FBR Fund Advisers, Inc.

ITEM 27. Principal Underwriters

Not applicable

ITEM 28. Location of Accounts and Records

The physical location for all accounts, books, and records required to be maintained and preserved by Section 31(a) of the Investment Company Act of 1940, as amended, and Rules 31a-1 and 31a-2 thereunder, is 4922 Fairmont Avenue, Bethesda, Maryland 20814 and 1001 19th Street North, Arlington, Virginia 22209..

ITEM 29. Management Services

Not Applicable

ITEM 30. Undertakings

None.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant certifies that it meets all of the requirements for effectiveness of this Registration Statement under Rule 485(b) under the Securities Act and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized, in this City of Bethesda in the State of Maryland, on the 30th day of April, 2001.

Fund for Tax-Free Investors, Inc.

By:

/s/ Daniel L. O'Connor*
Daniel L. O'Connor, Chairman of the Board

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Name	Title	Date
/s/ Daniel L. O'Connor* Daniel L. O'Connor	Chairman of the Board , Director	April 30, 2001
/s/ Richard J. Garvey* Richard J. Garvey	Director	April 30, 2001
/s/ David H. Ellison* David H. Ellison	President	April 30, 2001
/s/ Winsor H. Aylesworth* Winsor H. Aylesworth	Vice President and Treasurer	April 30, 2001
/s/ Louis T. Donatelli* Louis T. Donatelli	Director	April 30, 2001
/s/ Jeffrey Ellis* Jeffrey R. Ellis	Director	April 30, 2001
/s/ Bruce Ellis* Bruce C. Ellis	Director	April 30, 2001
/s/ F. David Fowler* F. David Fowler	Director	April 30, 2001

/s/ Patrick F. Noonan*	Director	April 30, 2001
Patrick F. Noonan		
/s/ Michael A. Willner*	Director	April 30, 2001
Michael A. Willner		

*Stephenie E. Adams, attorney-in-fact